                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549



                                    FORM 11-K

                     Annual Report Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934


                   For the Fiscal Year ended October 31, 1999


                   Commission File Numbers 1-1520 and 1-15147


            A. Full title of the plan:

                   PROFIT SHARING RETIREMENT AND SAVINGS PLAN

                            FOR SALARIED EMPLOYEES OF

                                GENCORP INC. AND

                          CERTAIN SUBSIDIARY COMPANIES

                                    ("Plan")


            B. Names of issuers of the securities held pursuant to the plan and the addresses of their principal executive offices:


                                  GenCorp Inc.
                                 P.O. Box 537012
                            Sacramento, CA 95853-7012

                                       and

                              OMNOVA Solutions Inc.
                                 175 Ghent Road
                             Fairlawn, OH 44333-3300

             Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies

                          Audited Financial Statements

                      Years ended October 31, 1999 and 1998

                                TABLE OF CONTENTS

 Report of Independent Auditors.........................................................................1
 Statements of Net Assets Available for Benefits........................................................2
 Statements of Changes in Net Assets Available for Benefits.............................................3
 Notes to Financial Statements..........................................................................4

 Signature.............................................................................................13

 Consent of Independent Auditors (Exhibit 23)..........................................................14

                         Report of Independent Auditors

To GenCorp Inc. as Administrator and
   GenCorp Inc. and OMNOVA Solutions Inc. as Sponsors of the Profit Sharing Retirement and Savings Plan for Salaried
   Employees of GenCorp Inc. and Certain Subsidiary Companies

We have audited the accompanying statements of net assets available for benefits of the Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies as of October 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

                                                      ERNST & YOUNG LLP


Sacramento, California
April 18, 2000

             Profit Sharing Retirement and Savings Plan for Salaried
           Employees of GenCorp Inc. and Certain Subsidiary Companies
                 Statements of Net Assets Available for Benefits

                                                                                OCTOBER 31,
                                                                           1999             1998
                                                                         -------------------------
                                                                           (Dollars in thousands)
Investments in Master Trust:
   Investments in securities of participating employers at fair value:
       GenCorp Inc.--common stock fund; 416,655 and ..................   $ 4,887           $11,530
         507,208 shares, respectively
       OMNOVA Solutions Inc.--common stock fund;
         404,584 shares ..............................................     2,917              --
   Investments in securities of unaffiliated issuers
     at fair value:
       Participation in Master Trust commingled
         funds (Note E) ..............................................    51,671            49,661
                                                                         -------------------------

Net assets available for benefits ....................................   $59,475           $61,191
                                                                         =========================

The accompanying notes to financial statements are an integral part of these statements.

             Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies

           Statements of Changes in Net Assets Available for Benefits

                                                                             YEARS ENDED OCTOBER 31,
                                                                           1999                1998
                                                                         ----------------------------
                                                                           (Dollars in thousands)
Net investment income:
   Net increase in value of Plan's interest in Master Trust commingled
     funds (Note E)                                                      $ 13,263            $  8,272
   GenCorp Inc. common stock dividends                                        223                 317
   Interest                                                                    13                  17
   Net realized and unrealized depreciation                                (4,001)             (1,460)
                                                                         ----------------------------
Net investment income                                                       9,498               7,146

Benefits paid to participants                                             (11,198)             (8,253)

Trustee and manager fees                                                      (16)                (16)
                                                                         ----------------------------
Decrease in net assets                                                     (1,716)             (1,123)

Net assets available for benefits at beginning of year                     61,191              62,314
                                                                         ----------------------------
Net assets available for benefits at end of year                         $ 59,475            $ 61,191
                                                                         ============================


The accompanying notes to financial statements are an integral part of these statements.

             Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies

                          Notes to Financial Statements

                      Years ended October 31, 1999 and 1998


NOTE A--DESCRIPTION OF PLAN

The following description of the Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies (the Plan) provides only general information. Participants should refer to the Summary Plan Description and the Plan Prospectus for a more complete description of the Plan's provisions. If there is any discrepancy between the provisions described herein or in the Prospectus or Summary Plan Description, the terms of the Plan as set forth in the Plan document shall be controlling. Copies of the Summary Plan Description and the Prospectus for the Plan are available from the Plan administrator.

GENERAL

The Plan is a defined contribution plan which, prior to September 1, 1989, was available to salaried and certain non-union hourly employees of GenCorp Inc. and certain participating companies (GenCorp or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective December 1, 1989, the Savings and Profit Sharing Plan of RKO General, Inc., and Certain Subsidiary Companies was merged into the Plan.

Effective October 1, 1999, GenCorp Inc. spun off its Performance Chemicals and Decorative & Building Products businesses into a separate, independent public company, OMNOVA Solutions Inc. (OMNOVA). As a result, the Plan was amended to become a multiple employer plan whereby OMNOVA is a participating sponsor of the Plan and the employees of OMNOVA will participate in the Plan. GenCorp continues to be both administrator and sponsor of the Plan.

VESTING

Effective August 31, 1989, all participant and Company contributions to the Plan were discontinued in conjunction with the establishment of the GenCorp/OMNOVA Joint Retirement Savings Plan, and the Plan interests of all participants became fully vested and nonforfeitable.

             Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies

                    Notes to Financial Statements (continued)


NOTE A--DESCRIPTION OF PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's allocations of Plan earnings and is charged with an allocation of certain administrative expenses (see "Plan Expenses" below). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

INVESTMENT OPTIONS

Participants may invest their contributions in various investment options. All Company and OMNOVA matching contributions are held solely in the GenCorp Stock Fund or OMNOVA Solutions Inc. Stock Fund, respectively.

     The GenCorp Stock Fund--The fund is invested in common stock of the Company.

     The OMNOVA Solutions Inc. Stock Fund--The fund is invested in common stock of OMNOVA.

     Interest Income Fund--The fund currently is invested primarily in investment contracts of insurance carriers and/or banks (GICs) as well as marketable debt securities.

     Diversified Equity Fund--The fund is designed to emulate the performance of the Standard & Poor's 500 Stock Index and is invested primarily in common stocks and other equity securities of companies included in the Standard & Poor's 500 Stock Index and/or one or more funds designed to emulate the performance of the Standard & Poor's 500 Stock Index.

PAYMENT OF BENEFITS

Distribution of the value of Plan shares to a participant who terminates or elects a voluntary withdrawal is made in accordance with the terms of the Plan.

             Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies

                    Notes to Financial Statements (continued)


NOTE A--DESCRIPTION OF PLAN (CONTINUED)

PLAN EXPENSES

Fees and expenses are paid by GenCorp and OMNOVA, except that terminated participants pay fees at a flat annual rate of 1/10 of one percent of their Plan assets. These fees are deducted quarterly from such participants' accounts. Expenses incurred in connection with the purchase or sale of securities and expenses incurred in the preservation of the Trust Fund are paid from trust assets. All other administrative costs of the Plan are paid ratably by GenCorp and OMNOVA.

NOTE B--SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in GenCorp and OMNOVA common stock are valued at the closing price of the respective common stock on the last trading day of the Plan's fiscal year. Investments in marketable equity and debt securities are valued at fair value as determined on the last business day of the Plan's fiscal year by the Trustee or investment manager. Investment contracts, which are considered fully-benefit responsive, are valued at contract value, which approximates fair value.

USE OF ESTIMATES

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's investment managers and Trustee, who are fiduciaries of the Plan, to make estimates, assumptions and valuations that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

             Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies

                    Notes to Financial Statements (continued)



NOTE B--SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In September 1999, the AICPA issued Statement of Position (SOP) 99-3, Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters. The SOP is effective for financial statements for plan years ending after December 15, 1999, and eliminates the previous requirements for a defined contribution plan to present investments by general type for participant-directed investments in the statement of net assets available for benefits, to disclose participant-directed investment programs, to disclose the total number of units and the net asset value per unit during the period and at the end of the period, and to disclose benefit-responsive investment contracts by investment fund option. The Plan sponsors have elected to early adopt the provisions of the SOP effective for the 1999 Plan year and have reclassified certain 1998 amounts to conform to the 1999 presentation requirements. Additionally, the Plan sponsors believe the effect of adopting the SOP will have no future impact on the assets available for benefits or changes in assets available for benefits of the Plan.

NOTE C--NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                         OCTOBER 31,
                                                                    1999             1998
                                                                 -----------------------------
                                                                   (Dollars in thousands)
Net assets:
   GenCorp Inc. common stock fund                                $      4,887     $     11,530
   OMNOVA Solutions Inc. common stock fund                              2,917                -
                                                                 -----------------------------
Total                                                            $      7,804     $     11,530
                                                                 =============================

             Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies

                    Notes to Financial Statements (continued)



NOTE C--NONPARTICIPANT-DIRECTED INVESTMENTS (CONTINUED)

                                                                    YEARS ENDED OCTOBER 31,
                                                                    1999              1998
                                                                 -----------------------------
                                                                   (Dollars in thousands)
Changes in net assets:
   Interest and dividends                                        $        236     $        334
   Net realized and unrealized depreciation in
     fair value                                                        (1,621)          (1,460)
   Distributions to participants                                       (1,593)          (1,882)
   Transfers to participant-directed investments                         (744)            (392)
   Trustee and manger fees                                                 (4)              (3)
                                                                 -----------------------------
Decrease in net assets                                                 (3,726)          (3,403)
Net assets available for benefits at beginning of year                 11,530           14,933
                                                                 -----------------------------

Net assets available for benefits at end of year                 $      7,804     $     11,530
                                                                 =============================

             Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies

                    Notes to Financial Statements (continued)



NOTE D--PLAN SHARE VALUE CALCULATION

Plan share values are calculated in accordance with the Plan document. Plan share values as of October 31, 1999 and 1998 are as follows:

                                                             OMNOVA
                                              GENCORP       SOLUTIONS      INTEREST      DIVERSIFIED
   (Amounts in thousands,                      STOCK          STOCK         INCOME         EQUITY
   except Plan share values
                                               FUND           FUND           FUND           FUND
                                          -----------------------------------------------------------
   As of October 31, 1999:

     Fair value of net assets                $    4,887     $     2,917    $    12,025     $   39,646
                                          ===========================================================
     Plan shares                                     84           7,676          3,224            188
                                          ===========================================================
     Plan share values at year end           $    58.47     $       .38    $      3.73     $   211.15
                                          ===========================================================
   As of October 31, 1998:
     Fair value of net assets                $   11,530               -    $    12,611     $   37,050
                                          ===========================================================
     Plan shares                                    105               -          3,583            221
                                          ===========================================================
     Plan share values at year end           $   109.81               -    $      3.52     $   167.64
                                          ===========================================================

NOTE E--INVESTMENTS IN MASTER TRUST

The Master Trust is an investment trust formed for the investment of the assets of the defined contribution plans sponsored by GenCorp and OMNOVA. At October 31, 1999 and 1998, the Master Trust consisted of all assets of such plans and included ten investment funds, two of which were separate GenCorp Stock Funds, one each for the GenCorp/OMNOVA Solutions Joint Retirement Savings Plan and the Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies, and another two of which were separate OMNOVA Solutions Inc. Stock Funds, one each for the respective plans.

             Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies

                    Notes to Financial Statements (continued)



NOTE E--INVESTMENTS IN MASTER TRUST (CONTINUED)

The assets of the Plan's Interest Income Fund and Diversified Equity Fund are commingled in the Master Trust with the assets of the other defined contribution plans' Interest Income Funds and Diversified Equity Funds to create the two corresponding master investment funds, the Interest Income Fund and the Diversified Equity Fund of the Master Trust. The Plan does not participate in the Master Trust's International Equity Fund, Balanced Fund, Diversified Bond Fund or Short-Term Investment Fund.

The Interest Income Fund and the Diversified Equity Fund of the Plan have undivided interests in the commingled total assets of the Interest Income Fund and the Diversified Equity Fund of the Master Trust. Ownership is represented by units of participation. Participation by the Plan's funds in the corresponding Interest Income and Diversified Equity Funds of the Master Trust is increased or decreased by the purchase or redemption of units of participation at the unit value established at the end of the day on which the purchase or redemption occurred. Income and gains and losses are allocated among the Plans based on their proportionate dollar interest in the Master Trust.

Financial information for the Master Trust funds is as follows:

                                                                      OCTOBER 31,
                                                                1999              1998
                                                             ----------------------------
                                                               (Dollars in thousands)
STATEMENTS OF ASSETS Investments, at fair value:
   Cash                                                      $     22,369    $      6,392
   Money market funds                                               4,065          12,960
   U.S. Government securities                                      14,707          13,107
   Corporate debt securities                                        3,743           7,058
   Stock index fund investments                                   230,867         197,845
   Investment contracts (GICs)                                     77,672          89,289
   Accrued interest receivable                                        935           1,691
   Employer related investments                                   103,974         129,346
                                                             ----------------------------
                                                                  458,332         457,688
   Payables                                                          (120)            (55)
                                                             ----------------------------
Total net assets, at fair value                              $    458,212    $    457,633
                                                             ============================




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

             Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies

                    Notes to Financial Statements (continued)




NOTE E--INVESTMENTS IN MASTER TRUST (CONTINUED)

                                                                YEARS ENDED OCTOBER 31,
                                                                 1999            1998
                                                              ---------------------------
                                                               (Dollars in thousands)
STATEMENTS OF CHANGES IN ASSETS Additions (deductions):
   Interest income                                            $     7,635    $      7,598
   Dividends                                                        2,759           3,423
   Net realized and unrealized appreciation                        21,900          15,703
   Net transfers and administrative expenses                      (31,715)         (9,981)
                                                              ---------------------------
   Net increase in value of assets during the year                    579          16,743
Fair value of assets--beginning of year                           457,633         440,890
                                                              ---------------------------
Fair value of assets--end of year                             $   458,212     $   457,633
                                                              ============================

Net realized and unrealized appreciation (depreciation) of assets for the Master Trust funds is as follows:

                                                               YEARS ENDED OCTOBER 31,
                                                               1999              1998
                                                            ----------------------------
                                                              (Dollars in thousands)

Master Trust Funds:
   GenCorp and OMNOVA Solutions Inc.                        $    (24,344)   $    (18,972)
     Stock Funds
   Interest Income Fund                                             (500)            442
   Diversified Equity Fund                                        41,088          30,268
   Balanced Fund                                                   3,302           2,944
   International Equity Fund                                       2,343             764
   Diversified Bond Fund                                              11             139
   Short-Term Investment Fund                                          -             118
                                                            ----------------------------
   Net realized and unrealized appreciation of assets
                                                            $     21,900    $     15,703
                                                            ============================



             Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies

                    Notes to Financial Statements (continued)




NOTE E--INVESTMENTS IN MASTER TRUST (CONTINUED)

The aggregate of the Plan's interest in the funds equaled 13% of the total value of the Master Trust at October 31, 1999 and 1998, respectively.

NOTE F--PLAN TERMINATION

Although currently neither sponsor has expressed any intention to do so, the Company and OMNOVA each have the right under the Plan to terminate the Plan as to their employees subject to the provisions of ERISA. In the event of Plan termination, participants would continue to be 100 percent vested in their accounts.

NOTE G--INCOME TAX STATUS

The Internal Revenue Service ruled on January 7, 1997 that the Plan qualifies under Section 401(a) and 401(k) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, GenCorp Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                           PROFIT SHARING RETIREMENT AND
                                           SAVINGS PLAN FOR SALARIED
                                           EMPLOYEES OF GENCORP INC. AND
                                           CERTAIN SUBSIDIARY COMPANIES




                                           By /s/ M. F. Martin
                                             -------------------------------
                                              Michael F. Martin
                                              Vice President and Controller

Date: April 28, 2000




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